3-2-05

05035864

ITEDSTATES
)EXCHANGE COMMISSION
ngton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 23 2005
1086

SEC FILE NUMBER
8- 33761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR FINANCIAL GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Coronado Court, Building 9D
(No. and Street)

Fort Collins (City) Colorado (State) 80525-4910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Meehleis, MS, CFP 970-223-4164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard (Address) Littleton (City) Colorado (State) 80120-2337 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Meehleis, MS, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excalibur Financial Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public MY COMMISSION EXPIRES 5/31/2005

MICHELLE A. MEEHLEIS NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Excalibur Financial Group, Inc. as of December 31, 2004, and the related statement of operations, cash flow and stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. at December 31, 2004 and the results of its operations, cash flows and changes in stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
February 7, 2005

Excalibur Financial Group, Inc.
Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Current Assets		
Cash	$ 1,098	$ 1,221
Certificate of deposit	6,000	6,000
Commissions receivable	28,880	1,175
Total Current Assets	35,978	8,396
Property and Equipment		
Furniture, net of accumulated depreciation of $6,359 for 2004 and $5,190 for 2003.	189	1,359
Total Assets	$ 36,167	$ 9,755
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 1,000	$ 1,000
Deferred income tax	-	-
Income taxes payable	-	-
Notes payable	6,817	-
Total Current Liabilities	7,817	1,000
Deferred income taxes	-	-
Stockholder's Equity		
Common Stock, $.001 par value: Authorized 100,000 shares; issued and outstanding 100,000	100	100
Additional Paid-in Capital	42,385	42,385
Retained earnings (deficit)	(14,135)	(33,730)
Total Stockholders' Equity	28,350	8,755
Total Liabilities and Stockholder's Equity	$ 36,167	$ 9,755

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commissons	$ 252,076	$ 215,654
Interest	97	114
Total Revenues	252,173	215,768
Expenses		
Auto expenses	26,428	22,331
Commissions	154,875	185,315
Depreciation	1,169	-
Insurance	1,373	548
Office expense	11,273	7,422
Professional services	4,548	1,276
Occupancy	6,920	8,334
Taxes and licenses	5,085	3,828
Telephone	7,665	5,137
Travel and promotion	10,998	3,029
Interest expense	247	-
Meals and entertainment	1,997	1,425
Total Expenses	232,578	238,645
Net Income (Loss) Before Taxes	19,595	(22,877)
Provision for Income Taxes		
Current tax provision	-	-
Net Income Tax Benefit (Expense)	-	-
Net Income (Loss)	$ 19,595	$ (22,877)

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows From Operating Activities		
Cash received for commissions	$ 224,371	$ 214,480
Cash paid to suppliers and independent contractors	(231,407)	(231,603)
Interest received	97	114
Income taxes paid	-	-
Net Cash Provided (Used) by Operating Activities	(6,939)	(17,009)
Cash Flows From Financing Activities		
Increase in line of credit	6,816	-
Net Cash Provided (Used) by Financing Activities	6,816	-
Cash Flows From Investing Activities		
Additional Paid in Capital contributed	-	15,820
Cash Provided by Financing Activities	-	15,820
Net (Decrease) Increase in Cash	(123)	(1,189)
Cash at Beginning of the Year	1,221	2,410
Cash at End of the Year	$ 1,098	$ 1,221
Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities:		
Net Earnings (Loss)	$ 19,595	$ (22,877)
Adjustments:		
Depreciation	1,548	-
Lease payments made by stockholder	-	-
(Increase) decrease in:		
Commissions receivable	(27,705)	(1,175)
Increase (decrease) in		
Accounts payable	-	-
Net Cash Provided (Used) by Operating Activities	$ (6,562)	$ (24,052)
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 247	$ -
Cash paid for taxes	$ -	$ -
Non-cash Financing and Investing Activities		
Contributed capital from lease payments made by stockholder	$ -	$ 7,044

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Totals
Balance December 31, 2001	-	$ 100	$ 12,400	$ (405)	$ 12,095
Additional capital contributed	-	-	7,121	-	7,121
Net income (loss)	-	-	-	(10,448)	(10,448)
Balance December 31, 2002	-	100	19,521	(10,853)	8,768
Contributed capital		-	22,864	-	22,864
Net income (loss)	-	-	-	(22,877)	(22,877)
Balance December 31, 2003	-	100	42,385	(33,730)	8,755
Contributed capital		-	-	-	-
Net income (loss)	-	-	-	19,595	19,595
Balance December 31, 2004	-	$ 100	$ 42,385	$(14,135)	$ 28,350

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Notes to Financial Statements
December 31, 2004 and 2003

1. Organization and Significant Accounting Policies

Organization and Nature of Business

The accounting and reporting policies of Excalibur Financial Group, Inc. (the Company) conform to generally accepted accounting principles. The following summary of significant accounting policies is presented to assist the reader in evaluating the Company's financial statements.

Nature of Operations

The Company sells annuities, universal life policies and mutual funds, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States.

Furniture, Equipment and Depreciation

Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Operating Leases

The Company leases office space under a month-to-month lease requiring monthly payments. The Company also leased two vehicles under operating leases requiring monthly payments of $755 and $331 through October and August 2007, respectively. Total lease expense for 2004 and 2003 was $24,205 and $15,840, respectively. Future minimum lease payments at December 31, 2004 are $13,032 in 2005, $13,032 in 2006 and $10,198 in 2007.

3. Income Taxes

	Years Ended December 31,	
	2004	2003
Current income tax expense	$ -	$ -
Deferred income tax expense (benefit)	-	-
Income tax Expense (Benefit)	$ -	$ -

	Years Ended December 31,	
	2004	2003
Deferred tax asset related to net operating loss carryforwards	$ -	$ 3,185
Valuation allowance	-	(3,185)
Net Deferred Tax Asset	$ -	$ -

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforward at December 31, 2004 is approximately $31,393. These losses begin to expire in 2016.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Requirements	Indebtedness	Capital Ratio
December 31, 2003	$ 7,397	$ 5,000	$ 1,000	.14 to 1
December 31, 2004	$ 28,161	$ 5,000	$ 7,816	.29 to 1

5. Concentrations of Risk

During 2004, the Company sold investment products of two companies which represent 50% and 49%, respectively, of the Company's commission revenue. During 2003, the Company sold investment products of three companies, which represent 40%, 34% and 24%, respectively, of the Company's commission revenue.

Excalibur Financial Group, Inc.

Supplementary Information

Excalibur Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2004 and 2003

	2004	2003
Net Capital		
Total stockholder's equity	$ 28,350	$ 8,755
Deductions		
Equipment and furniture, net	189	1,358
Receivables, from related parties	-	-
Club membership and deposit	-	-
Other assets	-	-
Total Deductions	189	1,358
Total Net Capital	$ 28,161	$ 7,397
Aggregate Indebtedness		
Payables and accruals	$ 1,000	$ 1,000
Income taxes payable	-	-
Bank note payable	6,816	
Deferred income tax expense, net	-	-
Total Aggregate Indebtedness	$ 7,816	$ 1,000
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 521	$ 67
Required minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 23,161	$ 2,397
Ratio of aggregate indebtedness to net capital	0.29	0.14

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2004	2003
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 27,977	$ 7,397
Adjustments to agree to audit report	184	-
Net capital per above	$ 28,161	$ 7,397

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120-2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Excalibur Financial Group, Inc. for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Excalibur Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

February 7, 2005
Littleton, Colorado